Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Years Ended December 31,					9 Months Ended
1997	1998	1999	2000	2001	September 30, 2002
--------	--------	--------	-------	-------	------------------------
3.1	3.5	1.1	1.9	2.7	3.0